Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hive Holdings, Inc.
7401 Lone Star Drive STE B120
Plano, TX 75024
https://www.farmandfeed.com/

Up to $1,234,999.92 in Common Stock at $0.44
Minimum Target Amount: $14,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hive Holdings, Inc.
Address: 7401 Lone Star Drive STE B120, Plano, TX 75024
State of Incorporation: DE
Date Incorporated: November 27, 2018

Terms:

Equity

Offering Minimum: $14,999.60 | 34,090 shares of Common Stock
Offering Maximum: $1,234,999.92 | 2,806,818 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.44
Minimum Investment Amount (per investor): $249.92

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based

ORANGE - $500+

Free membership card, tshirt + name on wall, free gaming for one year for 1 named individual

TEAL - $1000+

Free membership card, tshirt + hat + name on wall, free gaming for one year for 2 named individuals

SILVER - $5,000+

Free membership card, tshirt + hat + jersey + free gaming for one year for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 3% bonus shares

GOLD - $10,000+

Free membership card, tshirt + hat + jersey + free gaming for two years for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 5% bonus shares

BLACK - $25,000+

Receive all non-bonus share perks in GOLD + 10% bonus shares. Naming of a menu item. Invite to quarterly video group call and annual chef's table event.

SECRET RESERVE TIER "THE ENDLESS QUARTER" - $50,000+

Receive all non-bonus share perks in BLACK + 20% bonus shares. Work with our Executive Chef on a new menu item. Invite to 1:1 quarterly call and annual chef's table event.

Loyalty Bonus

If you have visited us and are on our email list you will receive stackable 5% in bonus shares.

Testing the Waters Reservation Holder Bonus

Testing the Waters Reservation Holders will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Hive Holdings, Inc. (dba "Farm + Feed") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $44. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the (1) Owner's Bonus; (2) 5% Loyalty Bonus; and (3) 5% TTW Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Hive Holdings, Inc. (dba "Farm + Feed" or the "Company") is a C-Corp. organized under the laws of the state of Delaware on November 27, 2018. We aim to be the Topgolf of gaming. We are creating a global chain of gaming eater-tainment centers. Eat, drink, watch, learn, play, compete, try, buy, fix but most importantly socialize in person. The largest and fastest growing entertainment market has no dedicated offline channel to engage with new and existing consumers.

Business Model

We have three primary revenue streams and with this raise we are opening another one. Existing streams include food, alcohol, entertainment/events. We are a full service eater-tainment venue selling premium appetizers, handhelds, entrees, craft cocktails, draft beers and hourly booth and seating rentals that provide access to the latest and greatest video and board games. We also have weekly and monthly entertainment events including activities like trivia, game launches and watch parties, Dungeon and Dragons campaigns and much more.

At request of many of our guests, we are adding retail by selling curated merchandise, gaming peripherals, and tabletop games.

Corporate Structure

Hive Holdings Inc is a Delaware C-Corp, formed in November 2018. FF Plano LLC is 100% owned by Hive Holdings, Inc, formed in April 2021.

Competitors and Industry

Competitors

Our competitors are highly fragmented markets of traditional LAN or PC cafe centers where the primary revenue stream is hourly PC rental. There are no scaled competitors offering food and beverage hospitality as a first experience. Our secret sauce is merging technology with social, fun, premium in-person experiences and service. Sharing wallets include other eatertainment concepts like TopGolf, premium bowling alleys, Dave + Busters, and premium movie theaters like Alamo.

Industry

Gaming is ubiquitous. Today, 66% of Americans play games at least weekly. 62% of women and girls play video games. 77% of parents play video games with their kids, citing that it is more engaging and educational and a way to socialize together.

Additionally, eatertainment industry is growing and ready to explode. And in restaurants, the eatertainment category is “the most disruptive force in the industry since the launch of fast-casual” Thompson [founder of Pickle Play, Punch Bowl Social]

This is largely driven by younger, experience-driven consumers: YouGov survey finds that over 70% of Gen Z consumers want a tailored experience, preferably one that is enhanced by digital components.

Current Stage and Roadmap

Current Stage

The restaurant has been open and operating for one year. In our first year (Feb '22 - Feb '23) of operating we've generated $1.8M in revenue, hosted over 75K guests playing more than 7 cumulative years worth of video games, won numerous 'Best of' press accolades for 2022 and became one of the top reviewed concepts in the Dallas-Fort Worth region.

We have been iterating and getting the operational foundation for expansion into place.

Future Roadmap

We have the concept, team, and operational foundation built for scale. This raise will allow us to start local and national marketing, put on more + larger events, and add retail (online + offline) for an additional accretive revenue stream. These final pieces will complete the proof of concept for expansion into neighboring (Houston, San Antonio, Austin, El Paso) markets and beyond.

The Team

Officers and Directors

Name: Maximilian (Max) Seel

Maximilian (Max) Seel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Sole Director
  Dates of Service: November, 2018 - Present
  Responsibilities: Max oversees day-to-day operations and long-term strategy. He owns 39.52% of the company. He does not currently receive compensation, but he plans to receive a $100,000 annual salary upon the opening of a new concept, with continuous oversight of operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming and hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on restaurant, hospitality and gaming services. Our revenues are therefore dependent upon the restaurant, hospitality and gaming markets.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HIVE HOLDINGS, INC. was formed in November 2018, but did not open its first location until February of 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HIVE HOLDINGS, INC., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
If you are investing in this company, it’s because you think that HIVE HOLDINGS INC. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HIVE HOLDINGS, INC. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HIVE HOLDINGS, INC. could harm our reputation and materially negatively impact our financial condition and business.

If we are unable to successfully design and execute our business strategy plan, including growing comparable store sales, our revenues and profitability may be adversely affected.
Our ability to increase revenues and profitability is dependent on designing and executing effective business strategies. If we are delayed or unsuccessful in executing our strategies or if our strategies do not yield desired results, our business, financial condition and results of operations may suffer. Our ability to meet our business strategy plan is dependent upon, among other things: our ability to increase gross sales and operating profits with food, beverage, game and entertainment options desired by our customers, evolve our marketing and branding strategies to appeal to our customers, innovate and implement technology initiatives to provide a unique digital customer experience, identify adequate sources of capital to fund and finance strategic initiatives, grow and expand operations, and improve the speed and quality of our service.

Changes in consumer preferences and buying patterns could negatively affect our results of operations
The success of our concept depends in large part on leased properties primarily located near high density retail areas. We depend on a high volume of visitors at these centers to attract customers to our locations. As demographic and economic patterns change, current locations may or may not continue to be attractive or profitable. E-commerce or online shopping continues to increase and negatively impact consumer traffic at traditional “brick and mortar” retail sites located in regional malls, lifestyle centers, big box shopping centers and entertainment centers. A decline in development or closures of businesses in these settings or a decline in visitors to retail areas near our locations could negatively affect our sales. In addition, desirable sites for relocation may not be available at an acceptable cost, due in part to the inability to easily terminate a long-term lease. Consumers’ health and dietary preferences are continually changing. As a result, we are challenged to evolve our food and beverage menu offerings to appeal to these changing customer preferences, while maintaining the character of our brand and retaining popular menu items. New information or changes in dietary, nutritional, allergen or health guidelines or environmental or sustainability concerns, whether issued by governmental agencies, academic studies,

advocacy organizations or similar groups, may cause some groups of consumers to select foods other than those that are offered by our stores. Advances in technologies or certain changes in consumer behavior driven by such technologies could have a negative effect on our business. Technology and consumer offerings continue to develop, and we expect new or enhanced technologies and consumer offerings will be available in the future. As part of our marketing efforts, we use a variety of digital platforms including search engines, mobile, online videos and social media platforms to attract and retain customers. We also test new technology platforms to improve our level of digital engagement with our customers and employees to help strengthen our marketing and related consumer analytics capabilities. These initiatives may not prove to be successful and may result in expenses incurred without the benefit of higher revenues or increased engagement. Our inability to effectively use and monitor social media could harm our marketing efforts as well as our reputation, which could negatively impact our sales and financial performance.

We may not be able to compete favorably in the entertainment and restaurant markets, which could have a material adverse effect on our business, results of operations or financial condition

The out-of-home entertainment market is highly competitive. We compete for customers' discretionary entertainment dollars with providers of out-of-home entertainment, including location-based entertainment facilities such as movie theaters, sporting events, bowling alleys, sports activity centers, arcades and entertainment centers, nightclubs, and restaurants as well as theme parks. Most of the entities operating these businesses are larger and have greater financial resources, have a greater number of stores, have been in business longer, have greater name recognition or are better established in the markets where our stores are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting customers and succeed in attracting customers who would otherwise come to our stores. We also face competition from local, regional, and national establishments that offer similar entertainment experiences to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie streaming and delivery. Our failure to compete favorably in the competitive out-of-home and home-based entertainment and restaurant markets could have a material adverse effect on our business, results of operations and financial condition.

Unfavorable publicity or a failure to respond effectively to adverse publicity, could harm our business

Our brand and our reputation are among our most important assets. Our ability to attract and retain customers depends, in part, upon the external perception of our Company, the quality of our food service and facility and our integrity. Multi-store businesses, such as ours, can be adversely affected by unfavorable publicity resulting from poor food quality, food safety concerns, flu or other virus outbreaks and other public health concerns stemming from one or a limited number of our stores. While we dedicate resources and provide training to ensure the safety and quality of the food we serve, these risks cannot be eliminated. Additionally, we rely on our network of suppliers to properly handle, store, and transport our ingredients for delivery to our stores. Any failure by our suppliers, or their suppliers, could cause our ingredients to be contaminated, which could be difficult to detect and put the safety of our food in jeopardy. The risk of foodborne illness also may increase whenever our menu items are served outside of our control, such as by third-party food delivery services or customer take-out. Negative publicity may also result from criminal incidents, data privacy breaches, scandals involving our team members or operational problems at our stores. Regardless of whether the allegations or complaints are valid, unfavorable publicity related to one or more of our stores could affect public perception of the entire brand. Even incidents at similar businesses such as restaurants, our competitors, or in the supply chain generally could result in negative publicity that could indirectly harm our brand. If the store were the subject of unfavorable publicity and we are unable to quickly and effectively respond to such reports, our overall brand could be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition. The use of social media and similar platforms allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they have or plan to purchase and may act on such information without further investigation or authentication. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Inaccurate or adverse information concerning our Company may be posted on such platforms at any time and may spread quickly. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also may be used for dissemination of trade secret information, compromising valuable company assets. In summary, the dissemination of information via social media and similar platforms may harm our business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The inappropriate use of social media vehicles by our customers or team members could increase our costs, lead to litigation, or result in negative publicity that could damage our reputation. Further, if we are not effective in addressing social and environmental responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. Consumer demand for our products and the value of our brand could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products, which would likely result in lower revenues.

We are subject to risks associated with leasing space subject to long-term, non-cancelable leases, and risks related to renewal

We typically do not own real property. Payments under our long-term operating leases account for a significant portion of our operating expenses and we expect the new stores we open in the future will also be predominantly leased. The leases typically provide for a base rent plus additional charges related to common area maintenance, real estate taxes and marketing. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligation under the applicable lease, including, among other things, paying the base rent for the remainder of the lease term. We depend on cash flow from operations to pay our lease obligations. If our business does not generate adequate cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges, or fund other liquidity and capital needs, all of which could have a material adverse effect on us. In addition, as each of our existing leases expires, we may choose not to renew, or may not be able to renew, if the capital investment required to maintain the stores at the leased locations is not justified by the return required on the investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations and financial condition.

The success of our longer-term growth strategy depends in part on our ability to open and operate new stores profitability, and on our ability to optimize our flagship location

Our ability to timely and efficiently open new stores and to operate these stores on a profitable basis is dependent on numerous factors including quality locations, acceptable lease or purchase agreements, zoning, use and other regulations, our liquidity, staffing needs and training, permitting, customer acceptance, impact on existing store and financial performance targets. The timing of new store openings may result in significant fluctuations in our performance. We typically incur significant costs prior to opening for pre-opening and construction and increased labor and operating costs for a newly opened store. Due to these substantial upfront financial requirements to open new stores, the investment risk related to any single store is very high. Our long-term growth strategy depends, in part, on our ability to remodel existing store in a manner that achieves appropriate returns on our capital investment. A robust store remodel program will require significant capital investment, based on the condition of each store as well as other factors, including the optimization of the size and layout of our existing stores to ensure maximum space utilization. Pursuing the wrong remodel and any delays, cost increases, disruptions or other uncertainties related to those opportunities could adversely affect our results of operations.

The COVID-19 pandemic had a material adverse impact on our business, results of operations, liquidity and financial condition. Future outbreaks of COVID-19, other contagious diseases or other adverse public health developments in the United States or worldwide could have similar impacts on our business

The COVID-19 pandemic had a material adverse impact on our business and results of operations in fiscal 2020 and 2021 delaying the development and opening of our flagship location. Development and construction costs and supply chain lead times were much higher than normal. It remains difficult to predict future outbreaks, including new variants of COVID-19, or similar public health threats and their impact on our business or the broader economy and how consumer behavior may change, and whether such changes would be temporary or permanent. Additionally, prolonged volatility or significant disruption of global financial markets due to a resurgence of COVID-19 or the emergence of another unforeseen pandemic could have a negative impact on our ability to access capital markets and other funding sources, on acceptable terms or at all, and impede our ability to comply with debt covenants or our ability to obtain additional waivers or amendments, if necessary, and the Company could also incur additional impairment charges of our long-lived assets, goodwill or other intangibles, which may have a significant or material impact on our financial results.

Our success depends upon our ability to recruit and retain qualified store management and operating personnel while also controlling our labor costs

We must continue to attract, retain, and motivate qualified management and operating personnel to maintain consistency in our service, hospitality, quality, and atmosphere of our store, and to also support future growth. Adequate staffing of qualified personnel is a critical factor impacting our customers' experience in our store. Our ability to attract and retain qualified management and operating personnel has become more challenging due to an increasingly competitive job market. If we are unable to attract and retain a satisfactory number of qualified management and operating personnel, labor shortages could delay the planned openings of new stores or adversely impact the operation of our existing store. Any such delays, material increases in team member turnover rates in existing store or widespread team dissatisfaction could have a material adverse effect on our business and results of operations. Low unemployment coupled with increases in minimum wages and minimum tip credit wages, extensions of personal and other leave policies, other governmental regulations affecting labor costs, reduced levels of legal immigration and a diminishing pool of potential team members, which has been exacerbated by potential team members choosing to exit the workforce, in general and hospitality industry, in particular, especially in certain localities, have and may continue to significantly increase our labor costs and make it more difficult to fully staff our restaurant, any of which could materially adversely affect our financial performance. We believe it is becoming increasing likely that the United States federal government will significantly increase the federal minimum wage and tip credit wage (or eliminate the tip credit wage) and require significantly more mandated benefits than what is currently required under federal law. Should this occur, other jurisdictions that have historically mandated higher wages and greater benefits than what is required under federal law may seek to further increase wages and mandated benefits. In addition to increasing the overall wages paid to our minimum wage and tip credit wage earners, these increases create pressure to increase wages and other benefits paid to other team members who, in recognition of their tenure, performance, job responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage or minimum tip credit wage. Our vendors, contractors and business partners are similarly impacted by wage and benefit cost inflation, and many have or will increase their price for goods, construction and services in order to offset their increasing labor costs. Our labor expenses include significant costs related to our self-insured health,and dental benefit plans. Health care costs continue to rise and are especially difficult to project given that material increases in costs associated with medical claims, or an increase in the severity or frequency of such claims, may cause health care costs to vary substantially from quarter-to-quarter and year-over-year. Any significant changes to the healthcare insurance system could also impact our health care costs. Material increases in health care costs could materially adversely affect our financial performance. While we seek to offset labor cost increases through menu price increases, more efficient purchasing practices, productivity improvements, greater economies of scale, there can be no assurance that these efforts will be successful. If we are unable to effectively anticipate and respond to increased labor costs, our financial performance could be materially adversely affected.

Our revenues and operating results may fluctuate significantly due to various risks and unforeseen circumstances, including increases in costs, seasonality, weather, acts of violence or terrorism and other factors outside our control

We have been, and may in the future be, subject to natural disasters, such as earthquakes, floods, and hurricanes. Depending upon its magnitude, a natural disaster could severely damage our store, which could adversely affect our business, results of operations or financial condition. We currently maintain property and business interruption insurance through the aggregate property policy for each of our stores. Any act of violence at or threatened against our stores or the centers in which they are located, including active shooter situations and terrorist activities, may result in restricted access to our store and/or store closures in the short-term and, in the long term, may cause our customers and team members to avoid visiting our stores. Any such situation could adversely impact cash flows and make it more difficult to fully staff our store, which could materially adversely affect our business. Our operating results may fluctuate significantly due to seasonal factors. Typically, our third quarter, which encompasses the back-to-school fall season, has historically had lower revenues compared to other quarters. As a result, factors affecting peak seasons could have a disproportionate effect on our results. For example, the number of days between Thanksgiving and New Year's Day and the days of the week on which Christmas and New Year's Eve fall affect the volume of business generated during the December holiday season and can affect our results for the full fiscal year. In addition, unfavorable weather conditions during the winter and spring seasons could have a significant adverse impact on our results.

Our operations are susceptible to the changes in cost and availability of commodities and other products, which could negatively affect our operating results

Our profitability depends in part on our ability to anticipate and react to changes in commodity and other product costs. Various factors beyond our control, including adverse weather conditions, governmental regulation and monetary policy, product availability, recalls of food products, disruption of our supplier manufacturing and distribution processes due to public health crises or pandemics, and seasonality, may affect our commodity costs or cause a disruption in our supply chain. We have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our store, we may be unable to replace the suppliers in a short period of time on acceptable terms or at all, which could increase our costs, cause shortages of food and other items at our store and cause us to remove certain items from our menu.

Changes in the price or availability of commodities for which we do not have short-term supply contracts could have a material adverse effect on our profitability. Expiring contracts with our food suppliers could also result in unfavorable renewal terms and therefore increase costs associated with these suppliers or may necessitate negotiations with other suppliers. Other than short-term supply contracts for certain food items, we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies. Also, the unplanned loss of a major distributor could adversely affect our business by disrupting our operations as we seek out and negotiate a new distribution contract. Further, a significant percentage of our entertainment inventory is directly or indirectly sourced outside the United States and changes in manufacturing costs, trade policy and tariffs could negatively impact our costs. If we pay higher prices for food or other product costs, our operating costs may increase, and, if we are unable to adjust our purchasing practices or pass any cost increases on to our customers, our operating results could be adversely affected.

Our procurement of new games and entertainment offerings is contingent upon availability, and in some instances, our ability to obtain licensing rights

Our ability to continue to procure new games and entertainment offerings, and other entertainment-related equipment is important to our business strategy. The number of suppliers from which we can purchase games and other entertainment-related equipment is limited. To the extent the number of suppliers declines, we could be subject to the risk of distribution delays, pricing pressure, lack of innovation and other associated risks. We may not be able to anticipate and react to changing entertainment offerings cost by adjusting purchasing practices or game prices, and a failure to do so could have a material adverse effect on our operating results. In addition, any decrease in availability of new entertainment offerings that appeal to customers could lead to decreases in revenues as customers negatively react to a lack of new game options. There is no guarantee that ongoing licensing rights will be obtained by us or that our customers will accept the future offerings. The result could be increased expenses without increased revenues putting downward pressure on our results of operations and financial performance.

We may not be able to operate our store or obtain/maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements, which could adversely affect our business, results of operations or financial condition

We are subject to licensing and regulation by state and local authorities relating to the sale of alcoholic beverages, health, sanitation, safety, building and fire codes. Each store is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one store may lead to the loss of licenses at all stores in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each store, including minimum age of patrons and team members, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. We generally have not encountered any material difficulties or failures in obtaining and maintaining the required licenses, permits and approvals that could impact the continuing operations of an existing store, or delay or prevent the opening of a new store. Although we do not anticipate any material difficulties occurring in the future, the failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations. We are also subject to amusement licensing and regulation by the states, counties, and municipalities in which our stores are located, due to operating certain entertainment games and attractions, including skill-based games that may offer redemption prizes. These laws and regulations can vary significantly by state, county, and municipality and, in some jurisdictions, may require us to modify our business operations or alter the mix of redemption games and simulators we offer. Moreover, as more states and local communities implement legalized gambling, the laws and corresponding enabling regulations may also be applicable to our redemption games and regulators may create new licensing requirements, taxes or fees, or restrictions on the various types of redemption games we offer. Furthermore, other states, counties and municipalities may make changes to existing laws to further regulate legalized gaming and illegal gambling. Adoption of these laws, or adverse interpretation of existing laws, could require our existing store in these jurisdictions to alter the mix of games, modify certain games, limit the number of tickets that may be won by a customer from a redemption game, change the mix of prizes that we may offer at our redemption area or terminate the use of specific games, any of which could adversely affect our operations. If we fail to comply with such laws and regulations, we may be subject to various sanctions and/or penalties and fines or may be required to cease operations until we achieve compliance, which could have an adverse effect on our business and our financial results.

We are subject to extensive laws and regulations and failure to comply with existing or new laws and regulations could adversely affect our operational efficiencies, cost structure and talent availability

We are subject to various federal, state, and local laws and regulations that govern numerous aspects of our business, including, but not limited to, the following: federal, state and local laws and regulations that govern employment practices and working conditions, including minimum wage rates, wage and hour practices, gratuities, overtime, labor practices, various family leave mandates, discrimination and harassment, immigration, workplace safety and other areas; the Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas; the Affordable Care Act and uncertainties surrounding future changes to or replacement of our health insurance; preparation, sale and labeling of food, including the federal regulations of the Food and Drug Administration, which oversees the safety of the entire food system, including inspection and mandatory food recalls, and additional requirements in certain states and local jurisdictions; environmental laws and regulations governing, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances; and other environmental matters, such as climate change, the reduction of greenhouse gases, water consumption and animal health and welfare. Compliance with these laws and regulations and future new laws or changes in laws or regulations that impose additional requirements can be costly. Any failure or perceived failure to comply with these laws or regulations could result in, among other things, revocation of required license, administrative enforcement actions, fines, civil and criminal liability, and/or closure of stores. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties. Further, more stringent and varied requirements of local and state governmental bodies with respect to zoning, land use, and environmental factors could delay or prevent development of new stores in certain locations. If new immigration legislation is enacted, such laws may contain provisions that could increase our costs in recruiting, training and retaining team members. Also, although our hiring practices comply with the requirements of federal law in reviewing the citizenship of our team members or their authority to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our stores, thereby negatively impacting our business.

Litigation, including allegations of illegal, unfair, or inconsistent employment practices, may adversely affect our business, results of operations or financial condition

Our business may be adversely affected by the risk of legal proceedings brought by or on behalf of our customers, team members, suppliers, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and a number of these lawsuits have resulted in the payment of substantial damages by the defendants. In addition, customers may file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a store. We may also be subject to a variety of other claims in the ordinary course of business, including personal injury, lease, and contract claims. We may also be subject to "dram shop" statutes in which these statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. In many instances litigation of these claims results in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims are valid or whether liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition. Also, adverse publicity resulting from these allegations may materially adversely affect our stores and us.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Maximilian Seel	6,700,000	Common Stock	39.52%
Steve Mescon	7,106,133	Common Stock	41.91%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,806,818 of Common Stock.

Common Stock

The amount of security authorized is 20,900,000 with a total of 16,955,109 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 180,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 652,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Pre-opening expenditures and final construction costs
  Date: November 12, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Promissory Note
  Final amount sold: $265,500.00
  Use of proceeds: Operations
  Date: October 28, 2022
  Offering exemption relied upon: Debt between shareholders and company

- **Type of security sold:** Convertible Note
  Final amount sold: $1,705,000.00
  Use of proceeds: sourcing and leasing a location, design, construction and purchasing of fixed assets
  Date: December 01, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Net Revenue for fiscal year 2021 was $0 compared to $1,647,427 in fiscal year 2022. The revenue increase was the result of opening and 11 months of operating the first

Farm+Feed location in February of 2022. The revenue mix was roughly 40% food and beverage sales, 30% alcohol and 30% entertainment.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $454,750 in fiscal year 2022. The Cost of Sales increase was the result of opening and 11 months of operating the first Farm + Feed location in February 2022. Cost of Sales breakdown was approximately food, beverage, disposables costs at 41% of sales, alcohol costs at 21% of sales and entertainment at 16% of sales.

Gross margins

Gross margins for fiscal year 2021 were $0 compared to $1,192.677 in fiscal year 2022 or 72% of net sales. The Gross Margin increase was the result of opening and 11 months of operating the first Farm + Feed location in February 2022. Gross Margin was approximately 73% of sales.

Expenses

Expenses for fiscal year 2021 were $333,940 compared to $1,862,892 in fiscal year 2022. The Expenses increase was the result of opening and 11 months of operating the first Farm + Feed location in February 2022. The expenses as related to the operations of the Farm+Feed location are broken down into approximately: restaurant labor of $854,280 or 52% of sales, occupancy of $261,590 or 16% of sales, and operating expenses of $270,520 or 16% of sales. This results in a 4 wall restaurant loss for 2022 of approximately $188,850. Restaurant labor was higher as the Company continues to invest in its team members and management. This investment is critical for the development of an operating team capable of expanding and opening multiple locations. This investment into team members is expected to continue in 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because one-time pre-opening expenses were incurred in the opening of this location. In addition, the results include non-cash convertible note interest that is expected to convert with this offering and therefore no longer accruing. Past cash was primarily generated through sales of food and beverage, alcohol, and entertainment. Our goal is to add a retail revenue stream selling curated board games, card decks, collectible merchandise, and gaming peripherals. The Company also plans to expand its marketing capabilities to drive additional revenue to this location.

In the future, the company plans to open additional locations which could potentially increase revenues and one-time buildout and pre-opening costs. Future locations could allow the Company to attract better deals and leases from landlords, generate broader marketing opportunities and brand awareness, leverage stronger buying power from suppliers, and attract the attention of additional strategic investors and partnerships. Please see the Company's Risk Factors for more information on the operational, liquidity, or other challenges that may impact the company's ability to reach these goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31st, 2023, the Company has capital resources available in the form of:

Non-Secured Shareholder Promissory Note. 3 years, 6% interest, issued in Nov, 2022. The Company has raised $265,500 to date and has the currency capacity of up to $325,000 total on the note.

Toast WeBank Line Of Credit: the company has a working capital relationship with Toast / WeBank for up to $185,000 of working capital. The Company has $98,000 drawn; repaid through revenue share of 8.9% of credit card sales.

American Express Business Blueprint Line of Credit of up to $159,400. The Company has $128,125.50 drawn to date.

BlueVine via Funding Circle Line of Credit of up to $200,000. The Company has drawn $3,859 to maintain the line of credit

The Company has approximately $80,000 in cash on hand for working capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are both critical and not critical:

Critical: the Company views every fundraise as an important milestone to attract new investors and new capital into the business to continue growth. The StartEngine campaign offers a broader marketing opportunity to expose what the Company has built to a much larger cohort of investors. In addition, every fundraise the Company does is because of the belief that more capital will lead to stronger growth.

Not critical: to date the Company has consistently raised capital from angels, existing shareholders and family offices. The Company will continue to seek possible strategic investors in an effort to further fast track growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Anytime the Company fundraises, the funds are viewed as critical to the viability of long term development and success. The Company continues to invest in its team, marketing, menu offerings and brand and will continue to need capital to expand and capitalize on the large potential opportunity in the market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, and does not seek additional outside investor capital from existing sources, we anticipate the Company will be able to operate for 6 months. This is based on existing capital sources and a monthly burn rate of $45K for expenses related to labor, corporate overhead, working capital and marketing. This burn rate has been consistent and is highly dependent on sales. If the company increases its sales by approximately $5K - $10K/week, then the concept is around breakeven. However if sales decline, the burn rate will increase reducing timeframe. Unforseen maintenance costs could also increase the burn rate and shorten the timeframe. The operating costs that contribute to the burn rate are quite steady.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 -24 months. This is based on a current monthly burn rate of $40K for expenses related to labor, corporate overhead, working capital and marketing. Initially, after closing of the round, we expect our burn rate to increase for the first 6 months to around $75K/month following the raise as the the company further invests in marketing, hiring, training and fixed asset investments all for the aim to increase sales and track towards long term profitablity. If the Company does not adjust this burn rate and/or does not realize the expected sales increases to offset the burn rate, then it would operate for approximately 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has approximately $350K in Line of Credit available via American Express and BlueVine (Funding Circle). In addition, the Company has an existing shareholder promissory note that has approximately $59,500 in principal still available. The Company is also always on the lookout for strong, strategic finacial partners either through angel investors, or venture and private equity firms.

Indebtedness

- **Creditor:** Maximillian Seel
  Amount Owed: $20,000.00
  Interest Rate: 6.0%
  Maturity Date: October 28, 2025

- **Creditor:** Maximillian Seel
  Amount Owed: $10,000.00
  Interest Rate: 6.0%
  Maturity Date: October 29, 2025

- **Creditor:** Steve Mescon
  Amount Owed: $175,000.00
  Interest Rate: 6.0%
  Maturity Date: October 30, 2025

- **Creditor:** Maximillian Seel
  Amount Owed: $20,000.00
  Interest Rate: 6.0%
  Maturity Date: October 31, 2025

- **Creditor:** Maximillian Seel
  Amount Owed: $20,000.00
  Interest Rate: 6.0%
  Maturity Date: October 31, 2025

Related Party Transactions

- **Name of Entity:** Steve Mescon
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Steve Mescon is an investor in Farm + Feed. He owns 7,106,133 Common Stock in the company, which is 41.91% on a fully diluted basis.
  Material Terms: In period from 2018 to 2019, the Company entered into two Convertible Note agreements with one of the shareholder, Steve Mescon, in the aggregate amount of $1,710,000. The notes bears interest rate from 7%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the notes are $1,710,000. In 2022, the Company issued a Promissory Note agreement to one of the shareholder, Steve Mescon, in the amount of $175,000. The notes bears interest rate from 6%. As of December 31, 2022, the outstanding balance of the notes are $175,000.

- **Name of Entity:** Maximillian Seel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Maximillian is the founder, CEO, and sole director of Farm + Feed. He owns 39.52% of the company's equity.

Material Terms: In 2022 and 2023, the Company entered into eight promissory note agreements with one of the shareholders, Maximilian Seel, in the aggregate amount of $90,500. The notes bear an interest rate of 6%. As of December 31, 2022, the outstanding balance of the notes are $70,000.

Valuation

Pre-Money Valuation: $7,460,247.96

Valuation Details:

We believe Farm + Feed is valued at $7,460,247.96. This valuation is based on a number of key components including market size and revenue multiples, and the value of the company's management and leadership.

Market Size and Revenue multiples

The gaming eater-tainment industry has been growing steadily in recent years, with an estimated market size of $3.2 billion in 2022, according to IBISWorld. The revenue multiple is 2.5x for the restaurant business and 3.4x for the gaming and esports business, with larger multipliers for companies with strong growth potential or unique offerings.

Farm + Feed has achieved approximately $1,780,000 in revenue in its first 12 months (February '22 - February '23) operating. This yields a valuation of $4,450,000 if we were to treat the company solely as a restaurant. On the other hand, if we treat the company solely as a gaming business, the valuation would sit closer to $6,052,000, when using the 3.4x multiple. The average of these two valuations brings us to $5,251,000. However, we believe this speaks for only one component of the total valuation of the company.

Management and Leadership

The company's strong team houses a blend of restaurant/hospitality and gaming experience. Farm + Feed's founder has spent five years in consumer venture capital and also has experience leading many different food concepts from fine dining to food trucks - focusing primarily on operations and culture. The company's advisors have scaled large, global fast-growing game companies like Riot, Noodle + Co, and Del Friscos. We value this team at $2,200,000.

Conclusion

In conclusion, we believe that Farm + Feed offers a unique experience where customers can eat, play, and socialize at our establishment. Our valuation method incorporates the value of the average gaming eater-tainment industry revenue multiple (approximately $5,300,000) as well as the value of our experienced and ambitious team ($2,200,000) for a total valuation of $7,460,247.96.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fee for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Team*
  15.0%
  We will use 15% of the funds raised to invest in the team including, but not limited to, hiring of a dedicated events manager and marketing manager, team uniforms and training and training materials.

- *Operations*
  29.5%
  We will use 29.5% of the funds raised to make investments in our operating infrastructure including, but not limited to adding retail, bar design, patio, heating and cooling systems and kitchen and gaming equipment.

- *Working Capital*
  35.0%
  We will use 35% of the funds to cover day to day operations, addition of retail and ongoing inventory and administrative and any debt related expenses.

- *Marketing*
  15.0%
  We will use 15% of the funds for marketing, advertising and PR. These include events/tournaments, flyers, billboards, radio, print and sponsoring of local

amateur esports teams

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.farmandfeed.com/ (farmandfeed.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/farmandfeed

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hive Holdings, Inc.

[See attached]

HIVE HOLDINGS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hive Holdings, Inc.
Guilford, Connecticut

We have reviewed the accompanying financial statements of Hive Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 12, 2023
Los Angeles, California

HIVE HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	41,762	$	372,024
Acccounts Receivable, net		22,545		-
Inventory		23,875		-
Prepaids and Other Current Assets		268,869		250,000
Total Current Assets		**357,051**		**622,024**
Property and Equipment, net		597,975		850,609
The right-of-use asset (ROU)		2,375,013		-
Total Assets	**$**	**3,330,039**	**$**	**1,472,633**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	8,755	$	-
Credit Cards		27,730		170,823
Working Capital Loan		3,817		-
Convertible Note		2,165,000		2,165,000
Accured Interest On Convertible Note		446,355		294,805
Other Current Liabilities		38,118		-
Total Current Liabilities		**2,689,776**		**2,630,628**
Lease Liability		2,375,013		-
Promissory Notes		245,000		-
Accured Interest On Promissory Notes		2,358		-
Total Liabilities		**5,312,146**		**2,630,628**
STOCKHOLDERS EQUITY				
Common Stock		96		95
Subscription Receivable		(95)		(95)
Additional Paid In Capital		7		-
Retained Earnings/(Accumulated Deficit)		(1,982,117)		(1,157,995)
Total Stockholders' Equity		**(1,982,108)**		**(1,157,995)**
Total Liabilities and Stockholders' Equity	**$**	**3,330,038**	**$**	**1,472,633**

See accompanying notes to financial statements.

HIVE HOLDINGS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,647,427	$ -
Cost of Goods Sold	454,750	-
Gross profit	1,192,677	-
Operating expenses		
General and Administrative	1,862,892	333,940
Total operating expenses	1,862,892	333,940
Operating Income/(Loss)	(670,215)	(333,940)
Interest Expense	153,906	136,399
Other Loss/(Income)	-	(47)
Income/(Loss) before provision for income taxes	(824,121)	(470,292)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (824,121)**	**$ (470,292)**

See accompanying notes to financial statements.

HIVE HOLDINGS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	9,500,000	**$ 95**	**$ (95)**	-	**$ (687,703)**	**$ (687,703)**
Net income/(loss)					(470,292)	(470,292)
Balance—December 31, 2021	9,500,000	95	(95)	-	$ (1,157,995)	**$ (1,157,995)**
Issuance of Restricted Stock	105,000	1		7.5		8.5
Net income/(loss)					(824,121)	(824,121)
Balance—December 31, 2022	**9,605,000**	**$ 96**	**$ (95)**	**$ 7**	**$ (1,982,117)**	**$ (1,982,108)**

See accompanying notes to financial statements.

HIVE HOLDINGS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(824,121)	$	(470,292)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		131,250		-
Share-based Compensation		9		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(22,545)		-
Inventory		(23,875)		-
Prepaids and Other Current Assets		(18,869)		(250,000)
Accounts Payable		8,755		-
Credit Cards		(143,093)		170,823
Other Current Liabilities		38,118		-
Accured Interest On Convertible Note		151,550		136,399
Accured Interest On Promissory Notes		2,358		
Net cash provided/(used) by operating activities		**(700,464)**		**(413,070)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(242,616)		(850,609)
Tenant Improvement Allowance		364,000		
Net cash provided/(used) in investing activities		**121,384**		**(850,609)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes		-		250,000
Borrowing on Promissory Notes		245,000		
Short-term Loan		3,817		
Net cash provided/(used) by financing activities		**248,817**		**250,000**
Change in Cash		(330,263)		(1,013,679)
Cash—beginning of year		372,024		1,385,703
Cash—end of year	**$**	**41,761**	**$**	**372,024**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hive Holdings Inc. was incorporated on November 27, 2018 in the state of Delaware. The financial statements of Hive Holdings Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Guilford, Connecticut.

Hive Holdings Inc. is a holding company that 100% owns operating LLCs (doing business as Farm + Feed) of video game entertainment centers that include, but are not limited to bar and restaurants with retail. FF Plano LLC is the first operating LLC that Hive Holding's owns. This LLC operates our flagship location in Plano, TX at the Shops of Legacy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years
Fixture and Fittings	5-7 years
Improvements	5-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hive Holdings, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sales in their bar and restaurants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 12, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain business premises and equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	**2022**	**2021**
Food and Beverage	23,875	-
Total Inventory	**$ 23,875**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	**2022**	**2021**
Prepaid Expenses	268,869	250,000
Total Prepaids and Other Current Assets	**$ 268,869**	**$ 250,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,	**2022**	**2021**
Payroll payable	24,056	-
Tax Payable	11,082	-
Other current liabilities	2,980	-
Total Other Current Liabilities	**$ 38,118**	**$ -**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Equipment	$	426,641	$	403,941
Fixture and Fittings		90,333		86,665
Improvements		212,251		360,003
Property and Equipment, at Cost		**729,225**		**850,609**
Accumulated depreciation		(131,250)		-
Property and Equipment, Net	**$**	**597,975**	**$**	**850,609**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $131,250 and $0, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 9,605,000 shares and 9,500,000 shares were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	-			-
Granted	-			
Vested	-			
Forfeited	-			-
Outstanding at December 31, 2021	-			-
Granted	105,000	$	0.00	
Vested	-	$	-	
Forfeited	-	$	-	
Outstanding at December 31, 2022	105,000	$	0.00	9.21

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 was $9.

8. DEBT

Promissory Notes & Loans

During 2022, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- Maximilian Seel	$ 20,000	6.00%	9/20/2022	10/28/2025	$ 335	335	$ -	$ 20,000	$ -	$ -	$ -	$ -	$ -	$ -
Promissory Note- Maximilian Seel	$ 10,000	6.00%	10/31/2022	10/29/2025	$ 100	100	$ -	$ 10,000	$ -	$ -	$ -	$ -	$ -	$ -
Promissory Note -Steve Moscon	$ 175,000	6.00%	11/4/2022	10/30/2025	$ 1,640	1,640	$ -	$ 175,000	$ -	$ -	$ -	$ -	$ -	$ -
Promissory Note- Maximilian Seel	$ 20,000	6.00%	11/4/2022	10/31/2025	$ 187	187	$ -	$ 20,000	$ -	$ -	$ -	$ -	$ -	$ -
Promissory Note- Maximilian Seel	$ 20,000	6.00%	12/2/2022	10/31/2025	$ 95	95	$ -	$ 20,000	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ 245,000				$ 2,358	$ 2,358	$ -	$ 245,000	$ -	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	-
2024		-
2025		245,000
2026		-
2027		-
Thereafter		-
Total	**$**	**245,000**

Short-term Loan

On October 5, 2022, the company received a loan from WeBank Working Capital Loan in the amount of $51,400. It bears fee of $2,570 and the loan has been paid off in 2023.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Note	$ 210,000	7.00%	06/08/2020	2018	14,700	60,048	210,000	-	270,048	14,700	45,348	210,000	$ -	255,348
2019 Convertible Note	$ 1,705,000	7.00%	06/08/2020	2019	119,350	366,458	1,705,000	-	2,071,458	119,350	247,108	1,705,000	$ -	1,952,108
2021 Convertible Note	$ 250,000	7.00%	06/08/2020	2021	17,500	19,849	250,000	-	269,849	2,349	2,349	250,000	$ -	252,349
Total	$ 2,165,000				$ 151,550	$ 446,355	$ 2,165,000	$ -	$ 2,611,355	$ 136,399	$ 294,805	$ 2,165,000	$ -	$ 2,459,805

The convertible notes are convertible into Common Shares at a conversion price. The conversion price means the lesser of (i) the product of (a) the Discounted Rate and (b) the lowest cash price paid per share for Qualified Financing Stock in a Qualified Financing, or (ii) the quotient of the Valuation Cap divided by the Fully-Diluted Capitalization as of immediately prior to the initial closing of a Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

In May of 2022, the Company entered into a lease agreement with Advantage Alliance Pro LLC of certain equity (an energy efficient large volume water heater and service program) on period of one hundred and twenty months. On June 17, 2021, the company entered into lease agreement with Shops at Legacy (North), LP for renting a store unit in the Shopping Center located in Plano, Texas. The lease starts in January of 2022, and will expire in March of 2032.

We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	-
Additions	$	2,509,637
Lease payments		(134,625)
Balance at end of period	$	2,375,013

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	140,432
2024	$	164,290
2025	$	190,864
2026	$	220,439
2027	$	253,329
Thereafter	$	1,405,660
Total	**$**	**2,375,013**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(234,875)	$	(89,228)
Valuation Allowance		234,875		89,228
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(426,796)	$	(191,922)
Valuation Allowance		426,796		191,922
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,497,531, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,497,531. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In period from 2018 to 2019, the Company entered into two Convertible Note agreements with one of the shareholder, Steve Mescon, in the aggregate amount of $1,710,000. The notes bears interest rate from 7%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the notes are $1,710,000.

In 2022, the Company issued a Promissory Note agreement to one of the shareholder, Steve Mescon, in the amount of $175,000. The notes bears interest rate from 6%. As of December 31, 2022, the outstanding balance of the notes are $175,000.

In 2022 and 2023, the Company entered into eight promissory note agreements with one of the shareholders, Maximilian Seel, in the aggregate amount of $90,500. The notes bear an interest rate of 6%. As of December 31, 2022, the outstanding balance of the notes are $70,000.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 12, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company entered into four Promissory Note agreements with one of the shareholders, Maximilian Seel, in the aggregate amount of $20,500. The notes bear interest rate of 6%.

In 2023, The Company paid off, in completion, its working capital line of credit with the Toast Webank (as of December 31, 2022, the outstanding balance was $3,817).

The Company entered into three lines of credit from with Toast WeBank (available limit is $186,500 with period of twelve months, current outstanding is $125,000), American Express (available limit is $159,400 for period of twelve months, current outstanding is $0) and Funding Circle (available limit is $200,000, current outstanding is $0).

On April 26, 2023, the company issued 75,000 restricted stock to a new General Manager, Ryan Belfield for an aggregate purchase price of $7.50. The stock are subject to 2 year vesting with 1 year cliff when 50% of the shares shall be released.

The Company is in the process of converting the outstanding convertible note at $4,000,000 valuation cap (with outstanding balance of $2,649,242.98) into stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $670,215, an operating cash flow loss of $700,464, and liquid assets in cash of $41,762, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Farm + Feed is not live or open to the public at this moment.

GET A PIECE OF FARM + FEED

Bringing Everyone’s Inner Gamer Out

Farm + Feed is a premium social, video gaming venue that offers exceptional food, drinks, service, and games. We generated $1.8M in revenue in just our first year of operation.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FARM + FEED
BRINGING EVERYONE'S INNER GAMER OUT

$0 Raised

REASONS TO INVEST

- Farm + Feed generated $1.8M in revenue and served over 70K guests in just its first year, becoming one of the top-reviewed concepts in the Dallas-Fort Worth region, and receiving numerous Best Of accolades for 2022.*
- Farm + Feed wants to own the entire offline experience for the >$300B gaming market by providing a fun, hospitality-first experience for fans to eat, drink, watch, and play.**
- Our team, advisors, and existing investors are experienced in founding and scaling both large restaurants and gaming companies. We aim to be a global chain and plan to add retail, host bigger and more frequent events and grow within Texas and beyond.

*Source

**Source

Invest Now
$0.44 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$249.92	$7.46M

THE PITCH

Farm + Feed – EAT. DRINK. GAME!


TO OWN THE ENTIRE
OFFLINE GAMING EXPERIENCE
Ultimate
Gaming Experiences
Exceptional
Food + Drinks
Premium
Service + Hospitality
...and soon Retail!

Farm + Feed is the ultimate gaming experience for everyone, bringing together a scratch kitchen, creative cocktails, exceptional service and a wide array of video and board games. In just our first year we’ve served over 70K guests, generated $1.8M in revenue and quickly became a top-reviewed and beloved concept in the Dallas Fort Worth region. Invest today and join the gaming revolution as we aim to own the entire in-person experience and become *the* dedicated, one-stop gaming chain for this >$300B industry.


LIVE
PLANO

THE PROBLEM & OUR SOLUTION

Bring Your Inner Gamer Out

With the gaming industry largely online, there is limited real world presence and engagement with audiences. This has created some serious challenges for gaming-related companies including:

- Industry toxicity (83% of online gamers have faced harassment)*
- Accessibility and friendliness for beginner and casual players
- New player discovery, trial, conversion and retention

*Source

Meanwhile, more than 80% of the 215 million Americans who play video games regularly, believe that games can bring together different types of people, can create a feeling of community and can introduce people to new friends and relationships (Source). But where?

That's where Farm + Feed comes in. We've created the ultimate, in-person, social destination where gamers and non gamers of all backgrounds can feel at home. With our unique blend of games, food, drinks, events and soon retail, we address both the industry gaps and players' community desires. This blend also provides diverse revenue streams from these offerings, ensuring a strong and sustainable business model.


OUR MODEL
CURRENT
72K
guests
$25
per person spend
$1.8M
1st year revenue
40%
food
30%
alcohol
30%
gaming
0%
retail
GROWTH
expansion
marketing
events
retail

But what truly sets us apart is our commitment to hospitality. We curate unforgettable experiences, assist guests with personalized recommendations, and create a welcoming environment that converts first-time guests into regulars. Say goodbye to the anti-social, basement dwelling stereotypes and hello to a vibrant, inclusive community that celebrates the power of games to bring people together.

Welcome to Farm + Feed:


NOW OPEN
01:08

Farm + Feed – Creating the Social Gaming Experience

We're tapping into the massive and rapidly growing >$300 billion gaming market, which has already surpassed the music and film industries combined (Source).


2021 ENTERTAINMENT
MARKET SIZES
Gaming
TV
On demand media
Recorded Music
Box Office
$336
$210
$70
$26
$21
$0
$50
$100
$150
$200
$250
$300
$350
Global Market ($B)

Source / Source / Source / Source / Source

Directly, Farm + Feed is attacking 3 major submarkets to own the offline gaming channel: eater-tainment, gaming retail and gaming community.


ATTACK THE GAMING MARKET
WITH 3 KEY OFFERINGS
EATER-
TAINMENT
$3.2B
RETAIL
$0.9B
COMMUNITY
$0.4B

EATER-TAINMENT
Today's consumers are looking for experiences when going out, which has caused the young eater-tainment industry to explode (Source). And while gaming is one of largest entertainment industries, other verticals like sports (venues like TopGolf, the Puttery and numerous sports bar chains), music (countless music halls and live venue bars), film (premium theater chains like Alamo and Cinepolis), and even axe throwing (like the Bad Axe chain) have existing in-person social venues and fun experiences. These similar concepts have capitalized on the opportunity and generated billions in market value both for themselves and their verticals (Source).

RETAIL
Offline gaming retail has been largely relegated to Best Buy, Gamestop and Microcenter. At Farm + Feed we plan to bring an elevated and different approach by providing the following under one roof: a) dedicated, knowledgeable service, b) try before you buy social experience, c) highly curated, tested and proven gear, d) unique and authentic merchandise and memorabilia.

COMMUNITY
Much of the recent focus in gaming has been on e-sports. However, at Farm + Feed we believe the bigger opportunity is in all the YMCA-like micro-communities that arise within games and overlap with other genres like anime, tabletop and board games. We foster these communities through a variety of large and small weekly, monthly and quarterly events. These range from brand showcases to game meetups to tournaments to learn to play sessions.

By attacking these markets, Farm + Feed is pioneering the concept of premium entertainment centers tailored specifically for the gaming industry and everyone's inner gamer. With over 72K guests in our first year, we've garnered numerous positive reviews and awards from both local and national press.


WHAT THEY THINK OF US
yelp
109 reviews
"...flew in from Chicago just to check this place out and it lived up to the hype..."
Google
258 reviews
"...we received better service tonight at Farm+Feed then we've ever received at a 5 star restaurant."
SEVENROOMS
4.70
Overall Average
893
"...I'm from Houston, but drove all the way just to try it out...phenomenal concept"

The above testimonials may not be representative of the opinions or of the experiences of other publications and is not a guarantee of future performance or success.

But that's not all — landlords are reaching out for expansion opportunities, gaming brands are eager to collaborate, and guests are flying in from all over the country just to experience the Farm + Feed magic. From DnD enthusiasts to console gamers and families seeking a unique social dining experience, Farm + Feed is fun for everyone.


TikTok
FARM AND FEED

The above testimonial may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.

WHY INVEST

Join the Gaming Revolution


Farm + Feed is an all-in-one solution for offline gaming experiences.

Investing in Farm + Feed is not just about supporting a gaming concept—it's about joining a revolution. With the gaming industry booming and a massive market waiting to be tapped, Farm + Feed has positioned itself as the all-in-one solution for the offline gaming experiences. Our unique blend of eatertainment, community building, and retail opportunities sets us apart from the competition. With $1.8 million in revenues, glowing press and reviews, and a growing fan base, we believe Farm + Feed is primed for expansion and ready to dominate the market. Don't miss your chance to + be part of this extraordinary journey and join the gaming revolution. Invest in Farm + Feed today.

ABOUT

HEADQUARTERS
7401 Lone Star Drive STE B120
Plano, TX 75024

WEBSITE
View Site

Farm + Feed is a premium social, video gaming venue that offers exceptional food, drinks, service, and games. We generated $1.8M in revenue in just our first year of operation.

TEAM



Maximilian (Max) Seel
Chief Executive Officer & Sole Director

Passionate restauranteur and life-long gamer who believes in the importance of bringing people together over food and drink (and games!). Co-founder of Oath Pizza growing to 10+ locations in 4 years across 4 major markets, forming a partnership with Aramark for expansion into colleges, stadiums and corporate dining.

Prior to Oath Pizza, he spent 6 years in venture capital @ Breakaway Ventures (Boston) and 2 years at General Electric Research + Development as Cell Biologist.

Union College BA, Harvard Business School MBA



Phil Pham
Manager, Business Development

With a decade of experience managing both food truck startups like Chicken and Rice guys as well as multi location restaurant groups, Phil not only helps with operations, but oversees events and marketing for Farm + Feed.



Ryan Belfield
General Manager

Ryan has had a decade of experience with one of the iconic North Dallas restaurant groups in Kenny's, working his way from the dish pit to manager. Most recently he was managing at Craftway Kitchen embodying their neighborhood fine dining experience and helping them become a top Dallas-Fort Worth restaurant.



Lindsey Rush
Executive Chef

After graduating Le Cordon Bleu with a perfect 4.0 GPA, Chef Lindsey has worked in numerous Sous and Chef positions for iconic brands including Disney World, Flying Food Group. She has also enjoyed time at smaller local scratch kitchens giving her the perfect blend of experience from high volume catering to intimate food forward menus.



Steve Mescon
Advisor, Community

Former country Manager North America for Riot Games.

Built and grew Riot beginning in 2008 in such roles as Director of Community Relations and Head of Player Experience.

Started career as Online Community Manager at Zappos.

Steve spends 10 hours a month on Farm + Feed.



Tim Richards
Advisor, Marketing

Former Head of Marketing North America at Riot Games.

15+ years in advertising and experience strategy with at Blitz, Razorfish, Sapient.

Clients: Disney Parks, Activision, Microsoft, Song.

Tim spends 2 hours a month on Farm + Feed.



Matthew Yuen
Advisor, Culinary

Executive chef at Guckenheimer / Riot Games, feeding hundreds of young creatives/gamers daily through a variety of concepts and venues.

Former sous chef at Lukshon under the tutelage of celebrity Chef Sang Yoon.

Matt spends 1 hour a month on Farm + Feed.



Phil Petrilli
Advisor, Operations

Operational partner at Volt Growth partners and CEO/BoD member at Taim and BoD member Salad&Go.

Former Exec VP of Ops at Noodles & Company, doubling store count to 500 in four years. Spent 13 years at Chipotle leading entries into Northeast as Regional Director for 350+ stores.

Phil spends 2 hours a month on Farm + Feed.

TERMS

Farm + Feed

Overview

PRICE PER SHARE
$0.44

VALUATION
$7.46M

DEADLINE
Nov 17, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249.92

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.92

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
34,090

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
2,806,818

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based

ORANGE - $500+

Free membership card, tshirt + name on wall, free gaming for one year for 1 named individual

TEAL - $1000+

Free membership card, tshirt + hat + name on wall, free gaming for one year for 2 named individuals

SILVER - $5,000+

Free membership card, tshirt + hat + jersey + free gaming for one year for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 3% bonus shares

GOLD - $10,000+

Free membership card, tshirt + hat + jersey + free gaming for two years for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 5% bonus shares

BLACK - $25,000+

Receive all non-bonus share perks in GOLD + 10% bonus shares. Naming of a menu item. Invite to quarterly video group call and annual chef's table event.

SECRET RESERVE TIER "THE ENDLESS QUARTER" - $50,000+

Receive all non-bonus share perks in BLACK + 20% bonus shares. Work with our Executive Chef on a new menu item. Invite to 1:1 quarterly call and annual chef's table event.

Loyalty Bonus

If you have visited us and are on our email list you will receive stackable 5% in bonus shares.

Testing the Waters Reservation Holder Bonus

Testing the Waters Reservation Holders will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Hive Holdings, Inc. (dba "Farm + Feed") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $44. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the (1) Owner's Bonus; (2) 5% Loyalty Bonus; and (3) 5% TTW Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

PRESS

Thrillist
The 10 Best Arcade and Gaming Bars in Dallas-Fort Worth

View Article

StyleBlueprint
Heard of 'Eatertainment'? These 6 Southern Venues Do It Right

View Article

Dallas Observer
Farm+Feed is a Big 1Up on the Growing Game Restaurant Concept

View Article

Dallas Observer
Best Game Restaurant: Farm+Feed

View Article

Local Profile
The Best New Restaurants In Collin County To Try Before The Year Ends

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Farm + Feed.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Hi, this is Max Seel the founder of Farm + Feed, a premium, social, and offline, video game venue. We deliver exceptional food, drinks, service and of course, video games.

Golf, sports, music, film, even axe throwing, have social offline engaging places for their fans to play. Yet, we have seen that gaming, a 300 billion dollar industry, the largest entertainment market, has nothing similar. It has no second home where we can come together to eat, drink, play and socialize around the activity that we love.

Well, we've changed that. As passionate gamers and experienced restauranteurs, we opened a flagship location in the Dallas Fort Worth. We've served over 75K guests and we've become one of the top reviewed concepts in the area, both by our press and by the press.

And we're just getting started. We want to invest further into our marketing, both locally and nationally. We want to host bigger and more frequent events. We want to add a retail channel selling curated merchandise, games, as well as __. And, we want to continue our expansion to Texas and beyond.

So join us! Join our team of operators, advisors and existing investors who collectively have the experience of building and growing massive restaurant and gaming companies. Join us so we can create a second home that the gaming industry so desperately needs.

Join us so we tackle this opportunity together and finally bring everyone's inner gamer out.

Good Morning Texas

"So get ready to geek out guys. This is pretty cool. What you do is experience the latest gaming but also some old school board games which is kind of more up my alley. And of course e had this in Page to join us live from Inside Farm + Feed. Page, how's it going? You got a high score yet?

I'm working on it. I pretty much never get a high score, even when I was playing Miss Pacman. But guess what? I'm holding this picture, because this is where it all began. This shows the founder of, are you ready Paul, believe it or not, Pong and his Atari machine next to him and boy have we come a long way. I'm excited to introduce you to Maximilian Seel. I love your name.

Thank you so much.

It's like you have to be cool if your name is Maximilian or you a villain in Marvel evil person.

Yes, yeah in a Marvel movie or something along those lines. Let's talk about Farm + Feed. Yes, this is like a gamer's heaven.

Exactly.

How did it all begin?

Well, I mean, just like you know, growing up in arcades, it is how i met all my favorite friends and all my best friends through life was because we gamed in person and there’s such a social aspect in video games that people don’t realize anymore because so many of the games have moved online. And as the games have gotten better and better we dont have chances to like actually socialize around them. So for us it’s like we need to create a home, a haven for everybody that’s been locked in their dorm rooms, locked in their apartments to finally come out and play video games.

Yes you bring up a really good point, because now the games are so virtual, you know that you kind of get lost in this virtual world and it really does make one a little bit more isolated to the people around you. This gives people an opportunity to come and to actually socialize while still enjoying the cool gaming experience. In fact, you had some people come from Nebraska who had never met in person and they did so here.

Yes, it was a group of girls that were part of gaming guild and two came from San Antonio and 2 flew in from Nebraska and they never met in person and they stayed here the entire weekend. It was one of those moments this is why we’re creating something like this for those to socialize.

Alright well its not just about the games too. We’re gonna head down this way because it’s also a lot about the food and fair as well. And I mean, you’ve got some really cool menu items that really kind of reflect a lot of what this restaurant is all about. Talk to me a little bit about these .

Exactly our menu was designed by Riot Games’ executive chef Matt Yuen, but you have things like the hoisin, spicy hoisin baowsers with 24hr brisket. Flamin’ Cheetos cheese ball. Yeah I mean we’re in Fito Lay country, like why not?

Yeah, you’re right around the corner from Pepsi and Frito-lay

Exactly. We have Atlantic Cod fish sandwich, pepperoni pizza rolls. Over there is one of my favorite, oat, peanut butter oat milk with cookies which is phenomenal and on the lighter things like lettuce wraps in the back. And the drinks.

Can’t forget about, speaking of that, we’ve got some video that we took earlier of the bar area because we’re only able to show you live, you know, only a portion of this, but the bar area is really pretty magnificent and it really does speak to the fact that you do have a full open bar as well as you know lots of different menu items for people to choose. You can come and you can eat and drink and do something that so many people love and enjoy there, really hasn’t been a place like this designed specifically for the social element that’s available for gamers.

Yeah I think what we’ve seen with the bar is, you know, a lot of people playing board games and its such a nice mix of people. Whether is families coming in with their kids but also you know college friends or other people . And we’ve had Dungeon and Dragons meetups already and so its just really neat to see the weird collection of people.

Yeah, board games is another big part of this. People have been pulling out some old board games that are that they remember from their childhood. Also, as we’ve mentioned, you have private rooms.

Yes, where people can come and they can have their own private celebrations as well and have that privacy here. You kind of got it all.

Yeah I mean that's what we hope, because there's such a I mean, games become such a broad audience that you knd of have to have all these different areas so almost design the entire space like it's a game in itself. We can find all these different areas that they can play around with and hang out and then again host large groups, particularly some of the local business have the events because they can have their presentation but they can play and have personal growth within the team as well.

Alright, and I love the fact that we're ending this in the library of games.

And also we have a science fiction and fantasy book collection right above with a lot of first editions as well.

Come and check it out and there's also some wonderful historical, if I can use that term when it comes to gaming that are here within these walls that you want to check out. So you definitely want to take advantage of this. Thank you so much for this,

No thank you so much for your way down here. Appreciate it. ALright you can check out more information also on their website which on your screen"

Testimonial Video

Let me tell y'all man, Dallas has way too many dope things going on. Let me show you where we are at, Farm and Feed, this place is an arcade slash restaurant and you sit down, get a booth table, you can play different video games, playstation, PC and you can eat at the same time. Let's go see what they talking about. Whoa man,pc gaming area right here, lets go to the other area. Look at this, this is crazy. They even have old school board games, and if you in a booth, you can play on both sides, no matter what side you sit on. You all can't, look Dallas, you all might have a new resident, i'm telling you bro, crazy, we out here, about to play this.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]


FARM + FEED
/HOME
/MENU
/RESERVE
/EVENTS
/GAMES
/CONTACT
BECOME AN OWNER IN FARM+FEED
IT IS BECAUSE OF YOU AND OUR COMMUNITIES THAT WE'RE HERE. SO IT ONLY FEELS RIGHT THAT WE EXTEND THE OPPORTUNITY TO JOIN US ON OUR JOURNEY.
SIGN UP HERE

FARM+FEED INVESTMENT FAQS

What are we doing?

We are planning to sell common stock through an equity crowdfunding campaign with StartEngine.

What is StartEngine?

StartEngine is an equity crowdfunding platform that connects startups with investors. Unlike a platform like Kickstarter, with StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the Company becomes more successful. Visit StartEngine.com to learn more about their platform and check out their investor FAQs.

What are we using the proceeds for?

- Marketing and more events
- Adding a retail store to sell peripherals boardgames and merchandise
- Working capital + investments in our current location
- Expansion planning in Texas and beyond

Is there a minimum investment?

$250. There are numerous perks and bonus shares at various levels and time-points. Click here for full list or perks.

When is the campaign launching?

Soon. Get notified about the official launch date by signing up and adding yourself to the watchlist.

Why should I invest?

Due to SEC regulations, we are limited on what we can share before launch, but we can provide the following now:

Traction

In our first full year of operations, we generated $1.8M in revenue and served over 75K guests while becoming a top reviewed concept both by press and public.

Team

Our team of operators, advisors and existing investors have built both large restaurant and gaming brands before.

Opportunity

We believe there is no dedicated offline home to the >$300B gaming industry. No one-stop shop for beginners and experts to eat, drink, game, purchase. Other eatertainment concepts like TopGolf, premium movie theaters, bowling alleys and sports bars have succeeded providing in-person experiences for their verticals.

I'm interested

If interested, click here to sign up. You can reserve an amount or add us to your watchlist.

Any additional questions email us directly:

invest@farmandfeed.com

BECOME AN OWNER IN FARM+FEED

IT IS BECAUSE OF YOU AND OUR COMMUNITIES THAT WE'RE HERE. SO IT ONLY FEELS RIGHT THAT WE EXTEND THE OPPORTUNITY TO JOIN US ON OUR JOURNEY

SCAN TO LEARN MORE AND SIGNUP

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

---------- Forwarded message ---------
From: **Farm + Feed** <no-reply+d206b75c@toast-restaurants.com>
Date: Thu, Aug 3, 2023 at 8:51 AM
Subject: SIGN UP TO BECOME AN OWNER IN FARM + FEED
To: <max@farmandfeed.com>

View online version

FARM + FEED

BECOME AN OWNER IN FARM + FEED

We have some very exciting news to share.

You, our community and fans are the reason we exist and we want to extend the opportunity to have ownership in Farm + Feed via our equity crowdfunding partner, StartEngine.

We will be offering **common stock** along with a range of perks ranging from swag, unlimited gaming membership cards and memorabilia as we embark on a mission to increase the size and frequency of our events, expand our marketing capabilities and prepare for potential expansion in Texas and beyond.


GAME!
FARM + FEED
Bringing Everyone's Inner Gamer Out

Because you have visited or are a friend of Farm + Feed any investment using this email will receive bonus shares, which can be further bonused by becoming an early backer and for various amounts. If you want to reserve a limited spot and/or learn more about this upcoming opportunity please click here:

SIGN UP HERE

We believe we have built something awesome, but it is the communities, friends and people who make this a truly unique, scalable and exciting opportunity. Every major town should have a Farm + Feed and with your continued backing and support that dream will be closer to realization.

Thank you,

Max



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

max@farmandfeed.com

FARM + FEED INVESTMENT PERKS

Time-Based:

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount-Based (shares, plus:)

Tier 1 perk **ORANGE** - $500+

Free membership card, tshirt + name on wall, free gaming for one year for 1 named individual

Tier 2 perk **TEAL** - $1000+

Free membership card, tshirt + hat + name on wall, free gaming for one year for 2 named individuals

Tier 3 perk **SILVER** - $5,000+

Free membership card, tshirt + hat + jersey + free gaming for one year for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 3% bonus shares

Tier 4 perk **GOLD** - $10,000+

Free membership card, tshirt + hat + jersey + free gaming for two years for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 5% bonus shares

Tier 5 perk **BLACK** - $25,000+

Free membership card, tshirt + hat + jersey + free gaming for two years for 4 named individuals, founders' plaque of autographed architect rendering + floor plan, name on brick at flagship location, 10% bonus shares. Naming of a menu item. Invite to quarterly video group call and annual chef's table event.

SECRET RESERVE TIER "**THE ENDLESS QUARTER**" - $50,000+

Free membership card, tshirt + hat + jersey + free gaming for life of named individual, free gaming for two years for 4 named individuals, founders' plaque of autographed architect rendering + floor plan, name on brick at flagship location, 20% bonus shares. Work with our Executive Chef on a new menu item. Invite to 1:1 quarterly call and annual chef's table event.

Loyalty bonus:

If you have visited us and are on our email list you will receive stackable 5% in bonus shares



Thank you

WOW! Thank you for all the questions and responses regarding our last email about our upcoming ownership campaign.

We've put together an initial FAQ below that will also reside and be updated on our website here. Thank you again.

Farm + Feed Ownership FAQs

What are we doing?

We are planning to sell common stock through an equity crowdfunding campaign with StartEngine.

What is StartEngine?

StartEngine is an equity crowdfunding platform that connects startups with investors. Unlike a platform like Kickstarter, with StartEngine, you're actually buying a piece of a company and helping it grow. In time, you may make a profit on your investment if the Company becomes more successful.

Visit **StartEngine.com** to learn more about their platform and check out their investor FAQs.

What are we using the proceeds for?

Marketing and more events

Adding a retail store to sell peripherals, boardgames and merchandise

Working capital + investments in our current location

Expansion planning in Texas and beyond

Is there a minimum investment?

$250. There are numerous perks and bonus shares at various levels and time-points. **Click here for full list or perks.**

example: Reserving an amount prior to launch gives a 10% share bonus, if that amount is invested within 72 hours of campaign launch an additional 15% bonus shares is given for 25% total bonus.

When is the campaign launching?

Soon. Get notified about the official launch date by signing up and adding yourself to the watchlist.

Why should I invest?

Due to SEC regulations, we are limited on what we can share before launch, but we can provide the following now:

Traction

In our first full year of operations, we generated $1.8M in revenue and served over 75K guests while becoming a top reviewed concept both by press and public.

Team

Our team of operators, advisors and existing investors have built both large restaurant and gaming companies before.

Opportunity

We believe there is no dedicated offline home to the >$300B gaming industry. No one-stop shop for beginners and experts to eat, drink, game, purchase. Other eater-tainment concepts like TopGolf, premium movie theaters, bowling alleys and sports bars have succeeded providing in-person experiences for their verticals.

I'm interested

If interested, **click here to sign up**. You can reserve an amount or add us to your watchlist.

Any additional questions email us directly:

invest@farmandfeed.com

We also plan to do an in-person event for questions as well as a live stream after campaign launch!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN

PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Farm + Feed is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist

GET A PIECE OF FARM + FEED

Bringing Everyone's Inner Gamer Out

Farm + Feed is a premium social, video gaming venue that offers exceptional food, drinks, service, and games. We generated $1.8M in revenue in just our first year of operation.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BRINGING EVERYONE'S INNER GAMER OUT

$21,551.81 Reserved

OVERVIEW | ABOUT | TERMS | PRESS | REWARDS | DISCUSSION

REASONS TO INVEST

- Farm + Feed generated $1.8M in revenue and served over 70K guests in just its first year, becoming one of the top-reviewed concepts in the Dallas-Fort Worth region, and receiving numerous Best Of accolades for 2022.*
- Farm + Feed wants to own the entire offline experience for the >$300B gaming market by providing a fun, hospitality-first experience for fans to eat, drink, watch, and play.**
- Our team, advisors, and existing investors are experienced in founding and scaling both large restaurants and gaming companies. We aim to be a global chain and plan to add retail, host bigger and more frequent events and grow within Texas and beyond

*Source

**Source

Reserve Now

RESERVED	INVESTORS
$21,551.81	19
MIN INVEST	VALUATION
$249.92	$7.46M

FARM + FEED IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS	WEBSITE
7401 Lone Star Drive STE B120 Plano, TX 75024	View Site

Farm + Feed is a premium social, video gaming venue that offers exceptional food, drinks, service, and games. We generated $1.8M in revenue in just our first year of operation.

TEAM



Maximilian (Max) Seel
Chief Executive Officer & Sole Director

Passionate restauranteur and life-long gamer who believes in the importance of bringing people together over food and drink (and games!). Co-founder of Oath Pizza growing to 10+ locations in 4 years across 4 major markets, forming a partnership with Aramark for expansion into colleges, stadiums and corporate dining.

Prior to Oath Pizza, he spent 6 years in venture capital @ Breakaway Ventures (Boston) and 2 years at General Electric Research + Development as Cell Biologist.

Union College BA, Harvard Business School MBA



Phil Pham
Manager, Business Development

With a decade of experience managing both food truck startups like Chicken and Rice guys as well as multi location restaurant groups, Phil not only helps with operations, but oversees events and marketing for Farm + Feed.



Ryan Belfield
General Manager

Ryan has had a decade of experience with one of the iconic North Dallas restaurant groups in Kenny's, working his way from the dish pit to manager. Most recently he was managing at Craftway Kitchen embodying their neighborhood fine dining experience and helping them become a top Dallas-Fort Worth restaurant.



Lindsey Rush
Executive Chef

After graduating Le Cordon Bleu with a perfect 4.0 GPA. Chef Lindsey has worked in numerous Sous and Chef positions for iconic brands including Disney World, Flying Food Group. She has also enjoyed time at smaller local scratch kitchens giving her the perfect blend of experience from high volume catering to intimate food forward menus.



Steve Mescon
Advisor, Community

Former country Manager North America for Riot Games.

Built and grew Riot beginning in 2008 in such roles as Director of Community Relations and Head of Player Experience.

Started career as Online Community Manager at Zappos.



Tim Richards
Advisor, Marketing

Former Head of Marketing North America at Riot Games.

15+ years in advertising and experience strategy with at Blitz, Razorfish, Sapient.

Clients: Disney Parks, Activision, Microsoft, Song.



Matthew Yuen
Advisor, Culinary

Executive chef at Guckenheimer / Riot Games, feeding hundreds of young creatives/gamers daily through a variety of concepts and venues.

Former sous chef at Lukshon under the tutelage of celebrity Chef Sang Yoon.



Phil Petrilli
Advisor, Operations

Operational partner at Volt Growth partners and CEO/BoD member at Taim and BoD member Salad&Go.

Former Exec VP of Ops at Noodles & Company, doubling store count to

500 in four years. Spent 13 years at Chipotle leading entries into Northeast as Regional Director for 350+ stores.

TERMS

Farm + Feed

Overview

PRICE PER SHARE
$0.44

VALUATION
$7.46M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249.92

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.92

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
34,090

MAX NUMBER OF SHARES OFFERED
2,806,818

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based

ORANGE - $500+

Free membership card, tshirt + name on wall, free gaming for one year for 1 named individual

TEAL - $1000+

Free membership card, tshirt + hat + name on wall, free gaming for one year for 2 named individuals

SILVER - $5,000+

Free membership card, tshirt + hat + jersey + free gaming for one year for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 3% bonus shares

GOLD - $10,000+

Free membership card, tshirt + hat + jersey + free gaming for two years for 4 named individuals, founders' plaque of autographed architect rendering, name on brick at flagship location, 5% bonus shares

BLACK - $25,000+

Receive all non-bonus share perks in GOLD + 10% bonus shares. Naming of a menu item. Invite to quarterly video group call and annual chef's table event.

SECRET RESERVE TIER "THE ENDLESS QUARTER" - $50,000+

Receive all non-bonus share perks in BLACK + 20% bonus shares. Work with our Executive Chef on a new menu item. Invite to 1:1 quarterly call and annual chef's table event.

Loyalty Bonus

If you have visited us and are on our email list you will receive stackable 5% in bonus shares.

Testing the Waters Reservation Holder Bonus

Testing the Waters Reservation Holders will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Hive Holdings, Inc. (dba "Farm + Feed") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $44. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 5% Loyalty Bonus or the 5% TTW Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

PRESS

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Best Game Restaurant: Farm+Feed

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The Best New Restaurants In Collin County To Try Before The Year Ends

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